DK SINOPHARMA, INC.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi’an, the People’s Republic of China 710043

November 2, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549
Attn: Jim Rosenberg

Re:         DK Sinopharma, Inc.
Form 10-K for the Fiscal Year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated September 27, 2010, addressed to Ms. Yanhong Ren, the Chief Financial Officer of DK Sinopharma, Inc. (the “Company”), with respect to the Company’s above-referenced filings.

We have replied below to the Staff’s comments, numbered to relate to the corresponding comments in your letter.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010

Consolidated Statements of Income, page F-2

1.	Please revise your presentation to include the amount currently presented in the line item “Stock based compensation cost” within the respective functional line items.

RESPONSE:

Based upon the Staff’s overall comments, we have reclassified stock based compensation from income from operations to derivative expense which is carried as a component of other income (expense) on the June 30, 2010 financial statements.

2.
On page 9 you disclose that research and development expenses for the three months and six months ended June 30, 2010 were $172,391.  In accordance with ASC 730-10-50-1, please include disclosure in the financial statements of total research and development costs charged to expense in each period for which an income statement is presented. In addition, please disclose your accounting policy for research and development expenses.

RESPONSE:

Based upon the Staff’s comment, we have added disclosure in the financial statements included in our quarterly report for the period ended June 30, 2010 of our research and development policy, including an amount for each period.

Notes to Consolidated Financial Statements
Note 1 – Organization

3.
It appears that you have consolidated Slovan for periods prior to January 27, 2010, the effective date for the contractual arrangements with WFOE.  Based on your disclosure, it appears that WFOE did not exist prior to January 26, 2010.  Please expand your disclosure to describe the accounting treatment for these transactions and tell us the applicable accounting literature you relied upon.

RESPONSE:

Based upon the Staff’s comment, we have accounted for this transaction in accordance with ASC810-15-20 to 22; Consolidation of Entities Controlled by Contract.  Based upon the control agreements signed, the Company meets the six criteria under ASC810-15-22.  These control agreements include the entrusted management agreement, exclusive option agreement, shareholders’ voting proxy agreement and pledge of equity interest agreement.  Accordingly, we have adjusted Note 1 to explain that,  although the Company does not own any of the outstanding equity interests in Maidisen, it has: (1) exclusive decision making authority over all business decisions, (2) a significant financial interest in the entity giving it the right to receive income as well as the right to unilaterally sell or transfer these rights to a 3rd party based upon the exclusive option agreement and (3) a long-term commitment expected to be in excess of ten years.

4.	Please expand your disclosure to include a detailed description of the reverse acquisition that occurred on May 10, 2010, including how it was accounted for.

RESPONSE:

Based upon the Staff’s comment, we have revised Note 1 to our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

5.
Your disclosure states that revenue is recognized at the date of shipment but also states revenue is recognized when delivery is completed.  Please revise your disclosure to clarify at what point revenue is recognized and when title passes to the customer.

RESPONSE:

Based upon the Staff’s comment, we have revised the revenue recognition policy in Note 2 to our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010 to better reflect our policy.

Note 6 – Income Taxes, page F-12

6.
Since the company is entitled to a five-year tax exemption from 2007 through 2011, please revise your disclosure to include the aggregate dollar and per share effects of the tax holiday.  See SAB Topic 11.C.

RESPONSE:

Based upon the Staff’s comment, we have revised Note 6 to our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010 to include required disclosures related to the five-year tax exemption.

Note 8 – Warrants, page F-13

7.
Please revise the disclosure to include the information for stock options in a separate note to the financial statements.  On page F-10 you state that there were 426,000 options outstanding as of June 30, 2010.  Please include a table in the notes to financial statements for all options outstanding and include the disclosures required by ASC 718-10-50-2.  Please clarify whether any stock based compensation expense was recorded related to options.

RESPONSE:

Based upon the Staff’s comments, we noted the reference to the 426,000 stock options was an erroneous inclusion and has been removed from our quarterly report on Form 10-Q/A for the period ended June 30, 2010.  Therefore, no table was required.  Additionally, the Company has only issued warrants in connection with various services being performed.  These warrants have been classified as a derivative liability with the corresponding expense being included as derivative expense and as a component of other income (expense).

8.
On page 47 of the Form 8-K filed on May 10, 2010 you disclosure three issuances of warrants of 72,727 each which would be a total of 218,181.  Therefore, please explain why the amount in the table in Note 8 is 281,181.

RESPONSE:

Based upon the Staff’s comments, we have revised the table in Note 8 for this typographical error.

9.	You disclose that $77,568 has been recorded as stock based compensation. Please explain the difference between this amount and the $45,549 recorded in the consolidated statements of income.

RESPONSE:

Based upon the Staff’s comment, we have reclassified the stock-based compensation to derivative expense in our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010.  Additionally, we have adjusted the expense to the full value at grant date less the revaluation adjustment at period end.

10.	Please revise your disclosure to include the assumptions used as well as the specific model used to determine the fair value of the warrants.

RESPONSE:

Based upon the Staff’s comment, we have revised Note 8 in our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010 to include the underlying assumptions and the fact we used the Black-Scholes method to determine the fair value of the warrants.

11.
You disclose on page 47 of the Form 8-K filed on May 10, 2010 that the exercise price of the warrants shall be reduced in certain circumstances.  In addition, the functional currency of the company is the Chinese Renminbi but the warrants are denominated in U.S. Dollars.  Therefore, please tell us why the warrants issued during 2010 are not required to be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings.

RESPONSE:

Based upon the Staff’s comment, we have reclassified the treatment of the warrants from equity to derivative liability in our financial statements included in our quarterly report on Form 10-Q/A for the period ended June 30, 2010.  Additionally, we have reclassified the underlying expense from operating costs to derivative expense which is a component of other income (expense).

Management’s Discussion and Analysis or Plan of Operations, page 5

12.
Your disclosure on page 28 of the Form 8-K filed on May 10, 2010 states that you do not currently maintain allowances for doubtful accounts.  However, your disclosure on page F-7 states that you do maintain a reserve for doubtful accounts.  Please revise your disclosure to clarify the company’s policy regarding the allowance for doubtful accounts.

RESPONSE:

Our Company does not have bad debt provision account for accounts receivable.  The reserve represented the specific provision made for advances to the suppliers in prior periods who did not deliver the requested goods in accordance with the term.  These write-offs were erroneously classified as reserve for accounts receivable rather than off-setting the advances to suppliers account.  We have adjusted our accounts receivable disclosure to state the policy and the fact the reserve balances were $0 during each period covered by this comment letter.

13.
Please expand your disclosure to state the steps you take in collecting accounts receivable.  Please disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded.  Clarify the threshold (amount and age) for account balance write-offs.

RESPONSE:

Our Company does not have bad debt provision account for accounts receivable.  Please refer to our response to comment 12 above for further explanation.

14.
Please expand your disclosure related to estimates of items that reduce gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances.  Please revise your disclosure to include the following:

•	A roll forward of the accrual for each estimate for each period presented showing the following:
o	Beginning balance,
o	Current provision related to sales made in current period,
o	Current provision related to sales made in prior periods,
o	Actual returns or credits in current period related to sales made in current period,
o	Actual returns or credits in current period related to sales made in prior periods, and
o	Ending balance.

•
In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances), including the effect that changes in your estimates of these items had on your revenues and operations.

        RESPONSE:

In all previous years and periods, as well as the current period underway, we do not estimate reductions to income, and we do not provide for the option of product returns, chargebacks, rebates, or any other discount and allowances.  As such, none of these items were accrued from period to period.

Results of Operations
Revenue, page 6

15.	Please expand your disclosure regarding the increases in net sales to separately quantify the increases attributable to volumes and price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure in our Form 10-Q/A for the period ended June 30, 2010 to include the following in the Revenue section of our Management’s Discussion and Analysis:

Following the continuing expansion of the pharmaceutical market in China in recent  years, sales in the period ended June 30,2 010 has continued to increase steadily.  The increase in net sales revenue is mainly attributable to increase in quantities of goods sold, as unit selling price was steady during this period. We have expanded our disclosure to clarify this point.

Other Income, page 10

16.
Please revise your disclosure to include an explanation for the increase in other income.  Please clarify whether the amount related to bad debt recoveries disclosed in the statement of cash flows is included in this line item, and if not, disclose where those recoveries are classified in your statements of operations.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure in our Form 10-Q/A for the period ended June 30, 2010 to explain that the reason for increase in other income is primarily attributable to the reversal of a write-off of certain advances to suppliers, due to the fact that certain suppliers did not deliver goods in accordance with the terms set forth in previous periods. However, the suppliers fulfilled their contracts during second quarter of 2010.

Liquidity and Capital Resources, page 11

17.
As the majority of your operations are in China, and your parent company is located in the United States, there appear to be restrictions on your ability to obtain cash from your operations in China and to pay interest and principle on debt or dividends on your equity at the parent level.  Please disclose within Management’s Discussion and Analysis, the nature of the restrictions on your Chinese subsidiary’s net assets, the amount of those net assets, and the potential impact on your liquidity.

RESPONSE:

In response to Staff’s comments, we have added the following disclosure in the Management’s Discussion and Analysis section of our Form 10-Q/A for the period ended June 30, 2010:

Restrictions on Currency Exchange

We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. According to the opinions of our employees and our PRC counsel, if the payment from the parent company has previously been filed in the project, PRC accounting law and regulations do not forbid the payment of income to foreign investors outside China. This policy is verified in China People’s Bank 1996 No.210 Regulation of Foreign Exchange, Payment and Settlement (the “1996-210 Regulation”). Below is the relevant statute provision of 1996-210 Regulation:

XXI. In a foreign-invested enterprise, if a foreign investor wants to transfer abroad the after-tax profit and dividend, on the prerequisite of full compliance with PRC laws, he/she can transfer from correspondent foreign currency account or through a state- designated foreign exchange bank with presentation of a board resolution authorizing the profit distribution.

XXII. Dividends that need to be paid in foreign currency should be paid with after-tax profit, in accordance with the board resolution on profit distribution, from correspondent foreign currency account or be transferred from a state-designated foreign exchange bank.

The shortage of foreign currency supply may restrict us from remitting enough foreign currency to pay dividend or fulfill other foreign currency obligations.  Under current PRC Foreign Exchange Management Regulations, the payment of existing accounts including profit distribution, dividend payment and transactional payment can be paid without the pre-approval of the PRC's State of Administration for Foreign Exchange, so long as the payment procedure complies with correspondent regulations. However, government approval is required for converting Renminbi to foreign currency and remitting foreign currency aboard to pay for the cost of capital (eg. foreign loan repayment).

As of June 30, 2010, Maidisen, our PRC operating entity, had net assets of $29,668,001.   Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from any future offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of future proceeds and our balance sheet and earnings per share in U.S. dollars following such transaction. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

We do not believe that we currently have any significant foreign currency exchange risk and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Item 4.  Controls and Procedures, page 15

18.
We note that you conduct all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your disclosure controls and procedures, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you sue and describe the process you go through to convert your books and records to US GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations.  Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to US GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for he most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

Since you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee’s US GAAP knowledge.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of US GAAP and internal control over financial reporting.

RESPONSE:

We do not currently have an audit committee or an audit committee financial expert and as such the evaluation of internal controls over our financial reporting is performed by the board of directors. Our current internal accounting department responsible for financial reporting of the Company, on a consolidated basis, is relatively new to U.S. GAAP and the related internal control procedures required of U.S. public companies.  Our accounting staff, which is experienced in accounting requirements and procedures generally accepted in the PRC, uses PRC accounting standards to prepare for the Company's accounts and on an as needed-basis, we recruit China-based accounting professionals with sufficient U.S. accounting experience to help prepare our financial statements in accordance with U.S. GAAP.  We paid such professionals approximately $28,000 for about 140 hours spent on accounting work in the past year, including preparation and review of quarterly financials.  For certain accounting treatment, we have also sought advice from our auditors.  In light of the Company’s status as a public company, management is considering to hire a CPA based in the United States specifically to prepare financial statements in U.S. GAAP after the completion of our upcoming Q3 2010 financials.

*   *   *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-8224-7500 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ Yanhong Ren
Yanhong Ren
Chief Financial Officer